Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Antero Resources Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-195879, 333-202506, and 333-211935) on Form S-3 and (No. 333-191693) on Form S-8 of Antero Resources Corporation of our report dated February 13, 2018, with respect to the consolidated balance sheets of Antero Resources Corporation as of December 31, 2016 and 2017, and the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 10-K of Antero Resources Corporation.

/s/ KPMG LLP

Denver, Colorado

February 13, 2018